02047097

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended July 31, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

elan Corporate Bulletin

FOR IMMEDIATE RELEASE

__Contacts:__

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-407-5740
800-252-3526

ELAN REPORTS SECOND QUARTER 2002 FINANCIAL RESULTS

Second quarter financial highlights (Pro forma)

- Total revenue of $456.1 million in the second quarter of 2002 compared to $461.2 million in the second quarter of 2001.
- Net loss of $802.0 million for the quarter, or $2.29 per diluted share. Diluted earnings per share of $0.07, excluding other charges of $826.6 million, compared to $0.45 for the second quarter of 2001, excluding other charges.
- Other charges of $826.6 million of which $795.6 million is non-cash, related primarily to investment related charges and intangible asset writedowns.
- Cash balances at June 30, 2002 of $1,373.7 million (including cash held as collateral of $148.0 million).

July Actions

- Recovery plan announced today.
- Acquisition of all the royalty rights, including royalty rights over Antegren, held by Autoimmune Diseases Research & Development Corporation ("Autoimmune") for a net cash outflow of $82.5 million.
- Repayment in full of the $325.0 million revolving credit facility and termination of facility.
- Repayment in full of $62.6 million of 3.5% convertible notes at maturity.
- Cash balances after taking account of these actions $903.6 million (including cash held as collateral of $148.0 million).

Introduction

Dublin, Ireland, July 31, 2002 - Elan Corporation, plc (NYSE: ELN) ("Elan") today announced a net loss of $802.0 million ($2.29 loss per diluted share) for the second quarter of 2002 compared to net income of $134.3 million for the second quarter of 2001 ($0.37 earnings per diluted share). Pro forma earnings, before other mainly non-cash charges of $826.6 million, amounted to $24.6 million or $0.07per diluted share. Other charges arose primarily from investment related charges and intangible asset writedowns.

The following analysis is based on the pro forma income statement data excluding other charges included on page 12.

Revenue

Total revenue decreased to $456.1 million in the second quarter of 2002 from $461.2 million in the second quarter of 2001.

Total revenue can be further analysed as follows:

	3 Months ended June 30,		
	2001 US$m	2002 US$m	% Change
(a) Product Revenue			
Product sales	216.7	325.0	50%
Rationalisation revenue	106.3	34.6	(67%)
Pharma Marketing/Autoimmune	33.3	15.1	(55%)
Total product revenue	356.3	374.7	5%
(b) Contract Revenue			
Amortisation of fees	63.7	50.0	(22%)
Research revenue and milestones	30.2	16.9	(44%)
Pharma Marketing/Autoimmune	11.0	14.5	32%
Total contract revenue	104.9	81.4	(22%)
Total Revenue	461.2	456.1	(1%)

(a) Product Revenue

Product sales increased by 50% in the second quarter 2002 compared to the second quarter 2001. Product revenues from Elan's U.S. promoted products, as set out in the attached revenue analysis, increased by 75% to $248.4 million in the second quarter of 2002 compared to $142.0 million in the second quarter of 2001. Excluding acquisitions and new product launches (i.e. *Sonata*, the Roxane pain portfolio and *Frova*), Elan's U.S. promoted products increased by 44% in the second quarter of 2002 over the second quarter of 2001. Elan's U.S. promoted products accounted for 66% of total product revenue in the second quarter of 2002 compared to 40% in the second quarter of 2001 reflecting the acquisition of *Sonata* and the Roxane pain portfolio, the launch of *Frova* and the growth of Elan's other U.S. promoted products.

In the second quarter of 2002, *Skelaxin*, *Maxipime*, *Abelcet* and *Zonegran* each experienced continuing strong prescription growth resulting in U.S. product sales increases of 12%, 47%, 23% and 229%, respectively, over the second quarter of 2001, to $42.0 million, $23.3 million, $23.3 million and $17.1 million, respectively. *Myobloc/Neurobloc* global product sales were $4.0 million in the second quarter of 2002 compared to $2.6 million in the second quarter of 2001. Product sales from *Sonata* and the Roxane pain portfolio were $24.8 million and $13.6 million, respectively, for the second quarter of 2002. These products were acquired in the second half of 2001 and therefore had no reported sales in the second quarter of 2001. *Frova* had sales of $6.2 million in the second quarter (which reflected initial stocking of the trade channels).

Included in product revenue are co-marketing fees received from Pharma Marketing/Autoimmune of $15.1 million for the second quarter of 2002 and $33.3 million for the second quarter of 2001. No further co-marketing fees will be received from Pharma Marketing or Autoimmune. In the case of Pharma Marketing the program has been completed and the arrangements for Autoimmune were terminated in July 2002. Total revenues of $29.6 million were recorded from Autoimmune in the second quarter 2002 (product revenue $15.1 million and contract revenue $14.5 million) and no revenues were received from Pharma Marketing. As part of the termination, Elan acquired all of the royalty rights, including those related to Antegren, previously sold to Autoimmune for a net cash outflow of $82.5 million. As part of the arrangements with Pharma Marketing, the royalties payable to Pharma Marketing were $15.7 million (2001: $3.9 million) during the quarter. These royalty payments are included in cost of sales. Elan has the right to initiate an auction process to purchase the royalty rights previously sold to Pharma Marketing at any time prior to June 2003. The purchase price is capped at an amount of approximately $385.0 million at June 30, 2002. The purchase price increases by approximately 25% annually.

On June 28, 2002 Elan announced that Eon Labs received FDA approval to market a generic alternative for the *Zanaflex* 4mg dosage form. A number of other generic forms of *Zanaflex* have since received approval from the FDA. In the second quarter of 2002, Elan recorded total *Zanaflex* net sales for its 2mg and 4mg dosage forms of $65.9 million representing 18% of total product revenue and 14% of total revenue. Elan expects a significant decline in future sales and profitability of *Zanaflex*. The carrying value of the intangible assets associated with *Zanaflex* of $11.7 million has not been impacted by the genericisation.

(b) Contract Revenues

Contract revenue in the second quarter of 2002 was $81.4 million compared to $104.9 million in the second quarter of 2001. The amortisation of license fees by our drug delivery and biopharmaceutical businesses amounted to $50.0 million in the second quarter of 2002 compared to $63.7 million in the second quarter of 2001. Of the $50.0 million in amortised license fees in the second quarter of 2002, $47.0 million relates to the amortisation of licence fees earned from our business ventures. Research revenue and milestones amounted to $16.9 million in the second quarter of 2002 compared to $30.2 million in the second quarter of 2001 reflecting the receipt of a milestone for Nifedipine 60mg in the second quarter of 2001 of $12.8 million. The total amount of revenue included in research revenue from our business ventures was $5.7 million in the second quarter of 2002 which was offset in part by costs of $4.6 million included in research and development expenditure. In the second quarter of 2001, research revenue from our business ventures amounted to $5.5 million, offset in part by costs of $4.1 million.

Under the arrangements with Pharma Marketing and Autoimmune, research revenues of $14.5 million were received in the second quarter of 2002 compared to $11.0 million in the second quarter of 2001. No further research revenues will be received from Pharma Marketing or Autoimmune.

Gross profit

The gross profit margin on product revenues was 68% in the second quarter of 2002 compared to 72% in the second quarter of 2001, reflecting changes in the mix of product revenue, in particular the decrease in product rationalisation revenue, and higher royalties payable to Pharma Marketing.

Operating expenses

Selling, general and administrative expenses increased by 24% from $148.7 million in the second quarter of 2001 to $185.0 million in the second quarter of 2002 reflecting principally higher sales and marketing expenditure, including costs associated with the relaunch of *Sonata* and the Roxane pain portfolio and the launch of *Frova*. Research and development expenses increased by 19% from $78.4 million in the second quarter of 2001 to $93.4 million in the second quarter of 2002 principally reflecting increased clinical trial expenditure, particularly on *Antegren*.

Elan has adopted SFAS 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, and on that date Elan ceased amortisation of all goodwill. Goodwill amortisation in the first and second quarter of 2001 was $6.9 million and $7.4 million respectively.

Operating income

Operating income decreased from $135.6 million to $56.6 million in the second quarter of 2002. This reflects the reduced gross margin and increased investment in research and development and in sales and marketing support for our promoted products.

Net interest and other income/(loss)

Net interest and other income/(loss) amounted to a loss of $31.0 million in the second quarter of 2002 compared to income of $32.8 million in the second quarter of 2001. The main movement from the second quarter of 2001 reflects both a reduction in investment gains and an increase in losses incurred in the current quarter. These losses principally reflect investment and other losses of $7.8 million in the quarter, a charge of $11.2 million in respect of investments accounted for in accordance with SFAS 133 which requires mark to market accounting and expenses of $9.4 million representing Elan's funding of its business ventures. Net interest expense amounted to $4.0 million.

Other charges

The results for the second quarter of 2002 have been arrived at after providing $826.6 million in mainly non-cash other charges as follows:

	3 Months ended June 30. 2002 US$m
Impairment on investments held by Elan	268.2
Charges relating to the guarantees issued to the noteholders of Elan Pharmaceutical Investments II, Ltd. ('EPIL II")	139.4
Charges relating to the guarantees issued to the noteholders of of Elan Pharmaceutical Investments III, Ltd. ('EPIL III")	179.6
Impairment of dermatology product intangible assets	60.3
Impairment of Naprelan intangible	34.2
Impairment of Myambutol intangible	72.4
Write off of Zanaflex inventory due to genericisation	41.5
Non-cash charges	795.6
Other: costs related to business restructuring, relocation and termination costs, litigation and SEC related legal costs	31.0
	826.6

The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies have been in significant decline during 2002. Elan has a substantial portfolio of investments in this sector. In addition, Elan has guaranteed the debts of two Qualifying Special Purpose Entities ("QSPE's"), EPIL II and EPIL III, to the extent that the investments held by them are insufficient to repay the debt when it falls due in 2004 and 2005, respectively. The principal amount outstanding under the loan notes issued by EPIL II and EPIL III is $840.0 million at June 30, 2002.

During the second quarter of 2002, Elan recorded an impairment charge of $268.2 million relating to its investment portfolio. In addition, Elan made provisions of $139.4 million and $179.6 million to cover the potential shortfall in the investment portfolios of EPIL II and EPIL III respectively. These charges have been arrived at based on the estimated fair value of the investment portfolios at June 30, 2002 on the basis that the investments will be held for the medium term. These charges do not reflect the continued decline in the financial markets since June 30, 2002, any liquidity discount which may be required if investments were to be sold earlier than expected, and the impact, if any, of Elan's revised strategy regarding the funding of business venture partners as outlined in the recovery plan. Any further decline in market value due to changes in market conditions or Elan's strategy may require provisions to be made in future quarters.

After providing for the potential investment shortfalls the estimated asset value and cash positions of EPIL II and EPIL III can be summarised as follows:

	EPIL II US$m	EPIL III US$m	TOTAL US$m
Investments in public companies	96	150	246
Investments in private companies	151	24	175
Cash (net of accrued interest)	64	36	100
Total assets	311	210	521
Provisions for guarantee	139	180	319
Total indebtedness	450	390	840

After providing for an impairment charge of $268.2 million, Elan's investment portfolio can be analysed as follows:

	As at June 30, 2002 US$m
Marketable investment securities *	661.7
Investments and marketable investment securities	639.2
Total	**1,300.9**

* Includes $96.7 million in managed funds

On June 29, 2002, EPIL III disposed of certain of its financial assets at estimated fair value, in accordance with the legal documentation entered into upon the formation of EPIL III, to an unaffiliated third party (the "Purchaser") for approximately $148.0 million. The Purchaser raised the financing for the purchase of the financial assets through borrowings under a bank facility. On the closing, the Purchaser's assets consisted solely of the disposed financial assets. Elan has provided a guarantee and provided cash collateral to the bank to support the Purchaser's obligation to repay the $148.0 million loan. In the event that the Purchaser does not repay the bank by September 29, 2002 by obtaining alternate financing or selling the financial assets (which in many cases, requires issuer consent), or otherwise, the bank will call upon the guarantee and the cash collateral. This would result in a loss to Elan of the amount payable under the guarantee. Any further decline in the financial markets since the disposition could impact the amount payable by Elan.

The impairment and other charges recorded in the second quarter of 2002 do not reflect charges or costs that will arise from the recovery plan that was announced today. Elan had patents and licences, and goodwill, with carrying values of approximately $1,557.0 million and $502.0 million, respectively at the end of the second quarter of 2002. Tangible assets had a carrying value of $484.6 million at the end of June 2002. The impact of the business recovery plan on the carrying value of intangible and tangible assets and the costs of streamlining the business have not yet been determined. As the recovery plan is implemented, Elan expects to record additional charges, including severance, retention and similar restructuring costs. The amount of this charge will depend on the businesses and assets disposed of together with the amount of the proceeds received. The cash element of any such charges, related primarily to severence, retention and similar restructuring costs, based on preliminary data, is not expected to exceed $200 million over the next 18 months.

Liquidity

At June 30, 2002 Elan had $1,373.7 million (of which $148.0 million is cash held as collateral) in cash and cash equivalents, compared with $1,437.1 million in cash and cash equivalents at March 31, 2002.

Elan believes it has sufficient cash, liquid resources, investments and other assets that are capable of being monetised to meet its liquidity requirements. The focus of the recovery plan is on maintaining financial flexibility through cash generation.

The following table sets out, as at June 30, 2002, the major contracted and potential cash payments relating to Elan's business, excluding capital expenditures or future investments in financial assets such as in business venture partners which together could amount to $250 to $300 million in the period to December, 2003.

	2002 US$m	2003 US$m	Thereafter US$m	Total US$m
Contracted				
7.25% Senior Notes (2008)	-	-	650.0	650.0
Revolving Credit Facility (1)	325.0	-	-	325.0
3.5% Convertible (1)	62.6	-	-	62.6
Fixed Product Payments	144.2	122.0	49.2	315.4
Contingent Product Payments (2)	35.2	128.6	104.0	267.8
EPIL II & III (2)	-	-	840.0	840.0
LYONS (3)	-	1,013.4	-	1,013.4
Total Contracted & LYONS	567.0	1,264.0	1,643.2	3,474.2
Potential				
Pharma Marketing (2) (4)	385.0	-	-	385.0
Autoimmune (1) (2)	82.5	-	-	82.5
Product Acquisitions (2)	-	-	45.1	45.1
Total Potential	467.5	-	45.1	512.6
Total Contracted, Potential & LYONS	1,034.5	1,264.0	1,688.3	3,986.8

(1) Paid in July

(2) In order to comply with US GAAP, these amounts are not included on the balance sheet

(3) If the LYON is put to the company, Elan has the option to repay the LYONs for cash or shares or any combination thereof.

(4) Elan can acquire the royalty rights from Pharma Marketing prior to June 30, 2003

On June 30, 2002 Elan decided not to exercise its option for $180.0 million to acquire certain dermatology products from GlaxoSmithKline. Elan will continue to market the products until the end of 2002 at which time the rights will revert to GlaxoSmithKline. These products generated revenues of $35.0 million through June 30, 2002 and $61.8 million in the 12 month period in 2001. As a result of this decision Elan wrote off intangible assets of $60.3 million in the second quarter of 2002.

In July 2002, Elan repaid the revolving credit facility of $325.0 million in full and since the covenants were not consistent with the recovery plan outlined today the facility was terminated.

In July 2002, Elan repaid the $62.6 million 3.5% convertible notes at maturity.

Also in July 2002, Elan acquired the royalty rights previously sold to Autoimmune for a total consideration of $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million.

Qualifying Special Purpose Entities ("QSPEs")

Included as an appendix on page 14 is an analysis of the impact on the six months to June 2002 results, assets and liabilities of consolidating the QSPEs. If the QSPEs were consolidated, "net interest and other loss" would be increased by $26.5 million in the first half of 2002. Other charges for the quarter would be reduced by $181.4 million because the investment provision required to bring the book value to estimated fair value would be less if the QSPEs had always been consolidated. The total liabilities of the QSPEs, which are guaranteed on a subordinated basis by Elan, at June 30, 2002, were $840.0 million. In support of these liabilities, the QSPEs have $100.0 million in cash (net of accrued interest) and also investments in private and publicly quoted biotechnology and emerging pharmaceutical companies with an estimated fair value of $421.0 million. These investments are valued by Elan on a quarterly basis and annually by an investment bank.

Of the $840.0 million in principal amount of debt issued by the QSPEs, $450.0 million is due in 2004 with the remainder due in 2005.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet its liquidity requirement; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Three months ended June 30, 2001 US$m	Three months ended June 30, 2002 US$m	Income Statement Data – Pro forma	Six months ended June 30, 2001 US$m	Six months ended June 30, 2002 US$m
		Revenues		
356.3	374.7	Product revenues	680.5	705.1
104.9	81.4	Contract revenues	210.1	194.7
461.2	456.1	Total revenues	890.6	899.8
		Costs and Expenses		
78.4	93.4	Research & development	152.5	180.6
98.5	121.1	Cost of goods sold	187.7	218.6
148.7	185.0	Selling, general & administrative	298.6	365.1
325.6	399.5	Total operating expenses	638.8	764.3
135.6	56.6	Operating income	251.8	135.5
(0.7)	(4.0)	Net interest income/(expense)	4.4	(9.0)
(6.7)	(9.4)	Business venture funding	(11.7)	(17.3)
43.1	1.4	Investment gains	77.3	15.0
(2.9)	(19.0)	Investment and other losses	(5.7)	(36.7)
32.8	(31.0)	Net interest and other income/(loss)	64.3	(48.0)
168.4	25.6	Net income before tax and other charges	316.1	87.5
(4.7)	(1.0)	Taxation	(8.0)	(2.0)
163.7	24.6	Net income before other charges	308.1	85.5
(29.4)	(826.6)	Other charges	(97.4)	(837.5)
134.3	(802.0)	Net income/(loss)	210.7	(752.0)
$0.45	$0.07	Diluted earnings per ordinary share before other charges	$0.85	$0.24
$0.37	($2.29)	Diluted earnings per ordinary share after other charges	$0.59	($2.15)
		Other Information		
362.7	335.0	Gross Margin	702.9	681.2
48.2	51.3	Depreciation and amortisation included in operating costs	93.5	97.4

Three months ended June 30, 2001 US$m	Three months ended June 30, 2002 US$m	Unaudited Consolidated US GAAP Income Statement Data	Six months ended June 30, 2001 US$m	Six months ended June 30, 2002 US$m
		Revenues		
356.3	377.8	Product revenues	680.5	711.0
105.2	81.7	Contract revenues	212.1	195.5
461.5	459.5	Total revenues	892.6	906.5
		Costs and Expenses		
97.5	109.0	Research & development	200.2	205.9
99.6	166.4	Cost of goods sold	192.4	266.5
158.4	367.0	Selling, general & administrative	339.8	549.0
355.5	642.4	Total operating expenses	732.4	1,021.4
106.0	(182.9)	Operating income/(loss)	160.2	(114.9)
(0.5)	(4.0)	Net interest expense	(1.4)	(9.0)
(6.7)	(9.4)	Business venture funding	(11.7)	(17.3)
43.1	1.4	Investment gains	77.3	15.0
(2.9)	(606.1)	Investment and other losses	(5.7)	(623.8)
33.0	(618.1)	Net interest and other income/(loss)	58.5	(635.1)
139.0	(801.0)	Net income/(loss) before tax	218.7	(750.0)
(4.7)	(1.0)	Taxation	(8.0)	(2.0)
134.3	(802.0)	Net income/(loss)	210.7	(752.0)
$0.37	($2.29)	Diluted earnings per ordinary share	$0.59	($2.15)

US$m	US$m	<u>Reconciliation to Pro-Forma Income Statement</u> **Other charge has been reclassified as follows:**	US$m	US$m
		Revenues		
-	3.1	Product revenues	-	5.9
0.3	0.3	Contract revenues	2.0	0.8
0.3	3.4	Total revenues	2.0	6.7
		Costs and Expenses		
19.1	15.6	Research & development	47.7	25.3
1.1	45.3	Cost of goods sold	4.7	47.9
9.7	182.0	Selling, general & administrative	41.2	183.9
(29.6)	(239.5)	**Operating effect**	(91.6)	(250.4)
0.2	-	Net interest income/(expense)	(5.8)	-
-	-	Business venture funding	-	-
-	-	Investment gains	-	-
-	(587.1)	Investment and other losses	-	(587.1)
(29.4)	(826.6)	**Total other charge**	(97.4)	(837.5)

Balance Sheet Data Assets	December 31, 2001 US$m	June 30, 2002 US$m
Current Assets		
Cash and cash equivalents	1,572.5	1,373.7
Marketable investment securities	798.4	661.7
Other current assets	608.7	640.1
	2,979.6	2,675.5
Intangible assets	2,124.6	2,084.8
Property, plant and equipment	401.1	484.6
Investments and marketable investment securities	858.4	639.2
Total Assets	6,363.7	5,884.1
Liabilities and Shareholders' Equity		
Shareholders' equity	3,283.9	2,534.4
Accounts payable and accrued liabilities	1,090.8	1,344.5
7.25% senior notes due 2008	650.0	650.7
3.25% zero coupon subordinated exchangeable notes due 2018	951.4	966.9
Senior unsecured revolving credit facility 2004	325.0	325.0
3.5% convertible subordinated notes due 2002	62.6	62.6
Total Liabilities and Shareholders' Equity	6,363.7	5,884.1

Cash Flow Data	Q2 2002 US$m	YTD 2002 US$m
Cashflows from operating activities	66.1	118.0
Movement on debt interest liability	-	(23.6)
Working capital movement	(30.9)	(34.1)
Net purchase of tangible assets	(46.4)	(101.0)
Net purchase of investments and marketable investment securities	(1.9)	(71.9)
Product acquisition payments	(46.5)	(173.9)
Cash flows from financing activities	(3.8)	(2.5)
Net Cash Movement	(63.4)	(289.0)
Cash and cash equivalents at beginning of period	1,437.1	*1,662.7
Cash and cash equivalents at end of period	1,373.7	1,373.7

* included in cash and cash equivalents at December 2001 was $90.2 million related to cash equivalents with an instrument maturity greater than 3 months. This is included in current assets marketable investment securities in the balance sheet data above.

Financial Information Relating to Qualifying Special Purpose Entities (QSPEs) – Six months ended June 30, 2002	As reported US$m	Including QSPE's US$m
Net loss after other charges	(752.0)	(597.1)
Diluted earnings per ordinary share after other charges	($2.15)	($1.70)
Total assets	5,884.1	6,331.3
Total indebtedness	3,349.7	3,870.7
Shareholders' equity	2,534.4	2,460.6

Historic Revenue Analysis – Pro forma Basis

Total revenue analysis (US$m)	Q2 2001A	Q2 2002A	*Q2 Change '01 - '02*
Product Revenue			
US Promoted Products			
CNS/Pain	82.7	171.3	*107%*
Hospital Products	42.1	60.2	*43%*
Dermatology	17.2	16.9	*(2%)*
Sub-total	142.0	248.4	*75%*
European products	21.0	26.9	*28%*
International and other	9.8	6.0	*(39%)*
Diagnostics	12.6	18.2	*44%*
Contract manufacturing and royalties	31.3	25.5	*(19%)*
Sub-total	74.7	76.6	*3%*
Product Revenue before rationalisation and co-promotion fees	216.7	325.0	*50%*
Rationalisation Program			
Product revenue before disposal/partnering	28.8	9.8	*(66%)*
Rationalisation revenue	77.5	24.8	*(68%)*
	106.3	34.6	*(67%)*
Co-promotion Fees			
Autoimmune	-	15.1	*n/a*
Pharma Marketing	33.3	-	*(100%)*
	33.3	15.1	*(55%)*
Total Product Revenue	356.3	374.7	*5%*
Contract Revenue			
Amortisation of fees	63.7	50.0	*(22%)*
Autoimmune	-	14.5	*n/a*
Pharma Marketing	11.0	-	*(100%)*
Research revenue and milestones	30.2	16.9	*(44%)*
Total Contract Revenue	104.9	81.4	*(22%)*
Total Revenue	**461.2**	**456.1**	*(1%)*

Ratio Analysis	Q2 2001A	Q2 2002A
Product revenue / Total revenue	77%	**82%**
Product Revenue before rationalisation and co-promotion fees /Product revenue	61%	**87%**
US promoted product lines / Product revenue	40%	**66%**

Historic Revenue Analysis – Pro forma Basis

	Q2 2001A	Q2 2002A	*Q2 Change '01 - '02*
CNS/Pain			
Zanaflex	37.6	64.1	*70%*
Skelaxin	37.5	42.0	*12%*
Pain portfolio	-	13.6	*n/a*
Zonegran	5.2	17.1	*229%*
Myobloc	2.4	3.5	*46%*
Frova	-	6.2	*n/a*
Sonata	-	24.8	*n/a*
Sub-total	82.7	171.3	*107%*
Hospital Products			
Maxipime	15.8	23.3	*47%*
Abelcet	19.0	23.3	*23%*
Azactam	7.3	13.6	*86%*
Sub-total	42.1	60.2	*43%*
Dermatology	17.2	16.9	*(2%)*
US Promoted Products	142.0	248.4	*75%*
European Products			
Abelcet	2.8	4.7	*68%*
Dilzem	2.5	3.2	*28%*
Univer	1.5	1.6	*7%*
Zanaflex	1.9	1.8	*(5%)*
Neurobloc	0.2	0.5	*150%*
Myocet	0.1	1.4	*1300%*
Other products	12.0	13.7	*14%*
Total European products	21.0	26.9	*28%*

Prescription Trends ('000)	Q2 2001A	Q2 2002A	*Q2 Change '01 - '02*
Zanaflex	512	878	*71%*
Skelaxin	1,006	1,209	*20%*
Roxicodone	145	142	*(2%)*
Zonegran	38	93	*145%*
Sonata	444	439	*(1%)*
Maxipime*	813	1,238	*52%*
Abelcet*	187	195	*4%*
Azactam*	51	54	*6%*

* Represents audited sales volumes for 3 months ended May 2002

The financial information set forth above should be read in conjunction with our consolidated financial statements and related notes included in our Form 20-F for the fiscal year ended December 31, 2001 (the "20-F") and other information and data contained therein. For a discussion of pending litigation and the ongoing SEC investigation and the possible adverse effects, see note 24 to the "Notes Relating to Financial Statements" in the 20-F and "Risk Factors - We and certain of our officers and directors have been named as defendants in numerous purported class actions and we are the subject of an SEC investigation; these proceedings, the investigation and other events have materially adversely affected our ability to access sources of external financing for our business and an adverse outcome in these proceedings or the investigation would have a material adverse effect on our business, financial condition, results of operations and cash flows" in the 20-F.

élan

Strategy and Recovery

Presentation to Shareholders and Other Stakeholders

31 July 2002

elan

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirement; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

elan

Agenda

1. The Core of the new Elan
2. Actions since June 30
3. The Transformation
    1. Manage for Value and Potential Divestiture: Non-core Assets
    2. Priority Actions
    3. Invest for Growth: R&D Pipeline
4. Financial Position
    1. Contracted and Non-Contracted Payments
    2. Cash Balances and Target Divestiture Proceeds
5. The Future Elan

elan

The Core of the New Elan

- **World class R&D in neurology, autoimmune diseases and pain:**
  - Antegren
  - Zonegran, Prialt, ELN-154088
  - Alzheimer's, Parkinson's, Autoimmune diseases and pain
- Focused, **highly specialised commercial** presence in core therapeutic areas
- A lean, expert enabling organisation

elan

Actions since June 30

- Significant senior management changes
- Elected not to exercise option to acquire dermatology portfolio from GSK thereby **eliminating future product payments of $180m**
- Purchased all royalty rights in **Antegren** and several other products and development programs held by Autoimmune for net cash of $83m
- Repaid **Revolving Credit Facility of $325m**
- Repayment of **3.5% Convertible subordinated notes of $63m**
- Initiated **cost reduction and asset divestiture programs**. Morgan Stanley are advising principally on asset disposals and UBS Warburg principally on capital structure matters.

elan

Acquisition of Autoimmune Royalty Rights

- Purchased all royalty rights held by **Autoimmune**

- Demonstrates commitment to preserving value of Elan's exciting development pipeline
  - **Antegren (Multiple Sclerosis, Crohn's Disease and Rheumatoid Arthritis)**

- Net cash outflow of **$82.5m**
  - $121m paid less repayment by Autoimmune of Elan's non-voting preferred stock of $38.5m[1]

- **No revenue** will be booked from Autoimmune (or Pharma Marketing Limited) for the remainder of 2002 or beyond

(1) Represents a principal investment of $37.5m plus accrued dividends of $1m

élan

The Transformation

élan

The Transformation

Invest for Growth	Manage for Value and Potential Divestiture
Neurology Pain Management Autoimmune Diseases	Non-core Businesses, Assets and Products Financial Investments
Highly specialised sales & marketing organisation 4 NDAs expected to be submitted by the end of 2004 Up to 5 INDs expected to be submitted by the end of 2003	Menu of potential disposals available to Elan Portfolio will be managed to maximize present value of assets Targeting proceeds of $1 billion in next 9 months and a further $500m by 12/31/03

elan

Manage for Value and Potential Divestiture

- **Business & asset divestiture**
  - Planned disposal program for non-core businesses, assets and products
  - All non-core businesses, assets and products will be managed to maximize present value to Elan
  - Target proceeds from potential divestiture of non-core businesses, assets, products and financial investments of $1 billion in next 9 months and a further $500 million by 12/31/03
- **Resizing to reflect R&D focus and highly specialised sales and marketing organisation**
  - Current headcount is approximately 4,700
  - Headcount reduction of approx. 1,000 by 12/31/02
  - As non-core businesses are disposed of, headcount would be further reduced as employees transfer to acquiring entities. At 30 June 2002, approx. 2,100 people are employed in non-core businesses
- **Cost reduction program** to reduce operating expenditure by approximately $300m on an annual basis compared to the projected operating base of the current business
  - Further reductions in costs and revenues as both profitable and loss making non-core businesses, assets and products are divested
  - Associated cash restructuring charges not to exceed $200m over 18 months

elan

Priority Actions

1. Protect and invest in core R&D pipeline - Antegren, Zonegran, Prialt, ELN-150488 and Alzheimer's disease
2. Dispose of financial investments and non-core businesses, assets, products
3. Improve cash position through working capital, capital expenditure and discretionary expenditure management
4. Implement retention and severance programs, reduce headcount by 1,000 by 12/31/02
5. Appoint new Chief Executive Officer
6. Reduce complexity of balance sheet
7. Restructure the business venture portfolio to reflect Elan's core therapeutic areas, reap value and conserve cash
8. Review options for LYONs
9. Evaluate potential purchase of Pharma Marketing
10. Seek SEC resolution

elan

Invest for Growth

- **Neurology, pain management and autoimmune diseases**

- Core development pipeline
  - **4 NDAs** expected to be submitted by the end of 2004
  - 4 products in development for 6 indications
    - **Antegren**: multiple sclerosis (acute and chronic), Crohn's disease
    - **Prialt**: severe chronic pain
    - **ELN-154088**: pain
    - **Zonegran**: migraine and mania

- Research program
  - **Up to 5 INDs** expected to be submitted by the end of 2003

- Highly experienced sales & marketing organisation with critical mass in key therapeutic areas
  - Neurology
  - Pain management

elan

Invest for Growth

Core Product Pipeline

Product	Indication	Status	Milestone
Antegren	Crohn's disease	Phase III	Submit NDA by Q4 03
	Multiple sclerosis (acute/chronic)	Phase III	Submit NDA by Q1 05
Prialt	Severe chronic pain	Phase III	Submit NDA by Q4 03
ELN 154088	Pain	Phase II*	Submit NDA by Q1 04
Zonegran ER	Migraine	Phase II	Submit NDA by Q4 04
	Mania	Phase II	Submit NDA by Q1 05
CRM conjugate	Alzheimer's disease	Preclinical	Submit IND by Q4 03
Monoclonal	Alzheimer's disease	Preclinical	Submit IND by Q4 03

** Phase II trials to begin this year*

Financial Position

elan

Contracted and Non-contracted Payments

Contracted ($m)	Total 31/12/01	Total 30/06/02	Pro-forma[1] 30/06/02	PHASING H2 2002	2003	2004	2005 & Later
7.25% Senior Notes (2008)	650	650	650	-	-	-	650
Revolving Credit Facility	325	325	-	-	-	-	-
3.5% Convertible	63	63	-	-	-	-	-
Fixed/Contingent Product Payments [2]	673	583	583	179	251	100	53
EPIL II & III [3]	1,000	840	840	-	-	450	390
Sub-total pre LYONs	2,711	2,461	2,073	179	251	550	1,093
LYONs (accreted value at 12/31/03)	1,013	1,013	1,013	-	1,013	-	-
Total Contracted & LYONs	**3,724**	**3,474**	**3,086**	**179**	**1,264**	**550**	**1,093**
Non-contracted							
Pharma Marketing [4]	385	385	385	385	-	-	-
Autoimmune	165	83	-	-	-	-	-
Potential Product Acquisitions	227	45	45	-	-	-	45
Total Non-Contracted	**777**	**513**	**430**	**385**	**-**	**-**	**45**
Total [5]	**4,501**	**3,987**	**3,516**	**564**	**1,264**	**550**	**1,138**

(1) Pro forma 30/06/02 numbers reflect adjustments for the repayment of the Revolving credit facility, 3.5% Convertible and the acquisition of royalty rights from Autoimmune

(2) Although contracted these payments could potentially be transferred to an acquirer of the related product rights

(3) The EPIL II and III amounts in 2004 and 2005 represent the maximum liability under Elan's subordinated guarantee of securitised debt held in Qualifying Special Purpose Entities ("QSPEs")

(4) Although non-contracted, if Elan does not acquire the royalty rights held by Pharma Marketing it would instead incur a blended royalty rate of approx. 23% on the related products by 2005

(5) This table does not include capital expenditures, business venture funding payments or any amount relating to the $148m cash collateral provided in June 2002 to support the debt obligations of the purchaser of some of the EPIL III investments

elan

Cash Balances and Target Divestiture Proceeds

	$M
Opening cash balance July 1, 2002 [1]	**1,374**
Revolving credit facility and 3.5% Convertible loan notes [2]	(387)
Autoimmune [2]	(83)
Pro-forma cash balance July 1, 2002	904
Target asset and investment disposal proceeds	1,500
Target cash available for satisfying obligations to end of 2003	**2,404**

(1) Includes $148m of cash collateral provided in June 2002 to s upport the guarantee provided by Elan on the debt obligations of the purchaser of some of the EPIL III investments. To the extent that the guarantee is drawn upon, this cash balance will be reduced.

(2) Paid in July 2002

elan

The Future Elan

elan

The Future Elan

Overview

- World Class R&D in neurology, pain and autoimmune diseases
- Highly experienced and specialised sales and marketing organisation with critical mass in core therapeutic areas

Near-term clinical pipeline

- 4 NDAs submitted by end 2004
  - Antegren for Crohn's disease by Q4 03*
  - Prialt (severe chronic pain) Q4 03
  - Zonegran ER for migraine by Q4 04
  - ELN 154088 for pain by Q1 04

**Antegren MS planned for Q1 05*

World leading Alzheimer's Disease Programs

- World leading Alzheimer's Disease Programs with Wyeth and Pharmacia
- Research programs in neurology, pain and autoimmune diseases
- Up to 5 INDs to be submitted by end of 2003

Financial profile

- Consistent product-driven revenue and earnings growth
- Generating strong operating cash flow
- Uncomplicated balance sheet

élan

Strategy and Recovery

Presentation to Shareholders and Other Stakeholders

31 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: July 31, 2002